Alta Equipment Group Inc.

13211 Merriman Road

Livonia, Michigan 48150

April 1, 2020

VIA EDGAR

Jacqueline Kaufman

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alta Equipment Group Inc.
Registration Statement on Form S-1
Filed March 25, 2020
File No. 333-237387

Dear Ms. Kaufman:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Alta Equipment Group Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on April 3, 2020, or as soon thereafter as practicable.

Please call Daniel Nussen of Winston & Strawn LLP at (213) 615-1972 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

ALTA EQUIPMENT GROUP INC.

By:	/s/ Ryan Greenawalt
Name: Ryan Greenawalt
Title: Chief Executive Officer

cc:        Daniel Nussen, Winston & Strawn LLP